Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Rogers Communications Inc.:

We consent to the use of:

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our Independent Auditors’ Report of Registered Public Accounting Firm dated February 14, 2013 on the consolidated financial statements of Rogers Communications Inc. (the “Company”) which comprise the consolidated statements of financial position of the Company as at December 31, 2012 and December 31, 2011, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information,

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 our Report of Independent Registered Public Accounting Firm dated February 14, 2013 on the consolidated statements of financial position of the Company as at December 31, 2012 and December 31, 2011 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2012; and

-	our Report of Independent Registered Public Accounting Firm dated February 14, 2013 on the Company’s internal control over financial reporting as of December 31, 2012,

each of which is incorporated by reference in the Registration Statement on Form F-9 (File No. 333-178511).  We also consent to the reference to our firm under the heading “Experts” in the related prospectus.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
February 28, 2013